UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of: November 2022

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.
(Translation of registrant’s name into English)

7 Vanderbilt

Irvine CA 92618
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On October 31, 2022, G Medical Innovations Holdings Ltd. (the “Company”) furnished a Form 6-K regarding the Extraordinary General Meeting of Shareholders of the Company to be held on Tuesday, November 15, 2022 (the “Meeting”).

This Report of Foreign Private Issuer on Form 6-K is being furnished to update the Company’s Notice of Extraordinary General Meeting of Shareholders, Proxy Statement and Proxy Card for the Meeting to reflect revisions to items 1, 2 and 3 for the Meeting agenda such that, among other things, (1) the share consolidation ratio is every 35 shares of par value $0.09 each be consolidated into 1 share of par value $3.15 each; (2) the authorized share capital of the Company be increased by the sum of $135,000,000 by the creation of 42,857,142.86 shares of par value $3.15 per share; and (3) the amended and restated memorandum and articles of association reflect the foregoing actions to be voted in agenda items 1 and 2.

Only shareholders of record who hold ordinary shares, par value $0.09 per share, of the Company at the close of business on Monday, October 24, 2022, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063) of the Company, filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits No.
99.1	Notice and Proxy Statement for the Extraordinary General Meeting of Shareholders to be held on November 15, 2022.
99.2	Proxy Card for the Extraordinary General Meeting of Shareholders to be held on November 15, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: November 9, 2022	By	/s/ Yacov Geva
	Name:	Yacov Geva
	Title:	Chief Executive Officer

2